UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

J.Crew Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

46612H402

(CUSIP Number)

Mason Capital Management LLC
110 East 59th Street, 30th Floor
New York, New York 10022
212-771-1206

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46612H402	13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS Mason Capital Management LLC, in its capacity as investment manager for certain investment funds and managed accounts.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,165,707
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,165,707
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,165,707
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 46612H402	13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS
Kenneth M. Garschina
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,165,707
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,165,707
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,165,707
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 46612H402	13D	Page 4 of 8 Pages

1		NAMES OF REPORTING PERSONS
Michael E. Martino
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,165,707
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,165,707
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,165,707
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 46612H402	13D	Page 5 of 8 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment”) supplements and amends, but is not a complete restatement of, the Schedule 13D filed by Mason Capital Management LLC, Kenneth M. Garschina and Michael E. Martino with the U.S. Securities and Exchange Commission (the “SEC”) on January 18, 2011, relating to the Common Stock, $.01 par value per share (“Common Stock”), of J.Crew Group, Inc. (the “Company”).  This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.  Capitalized terms used but not defined in this Amendment but not otherwise defined have the meaning ascribed to them in the Schedule 13D.  The Schedule 13D is supplemented and amended as follows:

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the shares of the Company described in Item 5 of this Statement for investment purposes. The Company accepted a tender offer to acquire all outstanding shares of Common Stock of the Company by a consortium of private equity groups (the “transaction”), which transaction is the subject of the shareholders’ litigation now pending in the Court of Chancery in the State of Delaware (In re J. Crew Group, Inc. Shareholders Litigation, C.A. No. 6043-VCS).

On February 11, 2011, Michael Martino, as Managing Member of Mason Capital Management, delivered a letter to the Board of Directors (the “Board”) of the Company, urging the Board to increase the price to be paid to all shareholders of the Company in the transaction under the proposed settlement of the shareholders’ litigation and advising the Board that Mason Capital Management will oppose the consummation of the transaction at the current price.  A copy of the letter is attached as Exhibit C to this Schedule and is incorporated by reference into this Item 4 as if set out herein in full.

The Reporting Persons reserve the right to purchase additional shares of Common Stock, either separately or together with other persons, to sell all or some of the shares of Common Stock beneficially owned by them or to otherwise trade in the shares of Common Stock, in open market or private transactions, provided that in their judgment such transactions present an attractive (long- or short-term) opportunity for profit.  The Reporting Persons also reserve the right to acquire or dispose of derivatives or other instruments related to shares of Common Stock or other securities of the Company, provided that in their judgment such transactions are advisable.

Except as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

CUSIP No. 46612H402	13D	Page 6 of 8 Pages

(d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to those enumerated in clauses (a)-(i) above.

The Reporting Persons reserve the right to consider, either separately or together with other persons, plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(j) above in the future depending upon then existing factors, including without limitation the market for the shares of Common Stock, the Company’s then prospects, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Schedule 13D Joint Filing Agreement, dated as of January 18, 2011 (previously filed as Exhibit A to the Schedule 13D filed with the SEC on January 18, 2011)

Exhibit B	Information with Respect to Transactions Effected During the Past Sixty Days (previously filed as Exhibit B to the Schedule 13D filed with the SEC on January 18, 2011)

Exhibit C	Letter to the Board of Directors of J.Crew Group, Inc., dated February 11, 2011

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2011

MASON CAPITAL MANAGEMENT LLC

By:	/s/ John Grizzetti
Name:	John Grizzetti
Title:	Chief Financial Officer

/s/ Kenneth M. Garschina
Kenneth M. Garschina

/s/ Michael E. Martino
Michael E. Martino

EXHIBIT C

Mason Capital Management LLC 110 East 59th Street, 30th Floor New York, NY 10022 tel 212-771-1206 fax 212-644-4264

February 11, 2011

The Board of Directors
J. Crew Group, Inc.
770 Broadway
New York, NY 10003

Members of the Board:

We are significant investors in J. Crew, holding approximately 4.2 million shares of common stock (approximately 6.5%).

Like most public shareholders of J. Crew, we are angered and troubled by the board's dereliction of its duties in the face of an insider deal struck by your chief executive officer and his private equity backers. Recent news that J. Crew is threatening to sue its own shareholders for merely seeking fair compensation for their stock is emblematic of a sale process that continues to be run as an affront to nearly every principle of good corporate governance and basic fairness.

It is expected that Vice Chancellor Leo E. Strine, Jr. of Delaware's Chancery Court will soon consider a proposed settlement with a group of plaintiff shareholders, a settlement that J. Crew sought to undermine the moment it was struck and which the plaintiffs should not be bound to.

The proceedings before Vice Chancellor Strine present an opportunity for the parties involved to finally do the right thing by providing shareholders with a better deal in the form of a price increase so that all shareholders - not just those named Drexler (who is receiving benefits in addition to the price per share) - are paid for the fair value of their stock. Amendments to non-price terms of the agreement have no value at this point. They cannot repair a process that has been intentionally botched. If the parties continue to try to complete this deal at the current price, we will oppose the transaction and will review asserting our statutory appraisal rights under Delaware law.

Sincerely,

/s/ Michael Martino
Michael Martino
Managing Member